Contact

www.linkedin.com/in/danielcoliver
(LinkedIn)

Top Skills

Biotechnology
Gene Therapy
Fundraising

Honors-Awards

MassChallenge Gold Winner $50k
Top 9 Best Ideas at CES 2015
Edison Award
RoboUniverse
50 Smartest Companies 2015

Publications

A single combination gene therapy treats multiple age-related diseases

Daniel Oliver

Co-Founder & CEO, Rejuvenate Bio | One-shot gene therapies for age-related disease in pets and people | Former founder of Voxel8 (acquired by Kornit)

San Diego, California, United States

Summary

Biotech entrepreneur focused on turning breakthrough aging science into real therapies for animals and people.

I am Co-Founder and CEO of Rejuvenate Bio, a gene therapy company spun out of George Church’s lab at Harvard Medical School. We develop one-shot gene therapies that target the root causes of age-related cardiac and metabolic disease, with parallel programs in companion animals and humans.

Before Rejuvenate Bio, I co-founded Voxel8, a Wyss Institute spinout in 3D printed electronics, raised institutional and strategic capital, and led the company through product launch and acquisition by Kornit. Voxel8 was recognized by MIT Technology Review as one of the “50 Smartest Companies” and as a Top 9 innovation at CES.

I enjoy working at the intersection of deep science, product, and business strategy. If you are building or investing in gene therapy, aging, or animal health, I am always happy to connect.

Experience

Rejuvenate Bio

CEO and Founder
April 2018 - Present (8 years)
San Diego, California, United States

Rejuvenate Bio develops one-shot gene therapies that treat the root causes of age-related disease in pets and people. We combine longevity associated genes and epigenetic reprogramming to address multiple age-related diseases with a single treatment.

Highlights:

Spun the company out of George Church's lab at Harvard Medical School and built a cross-functional team across biology, gene therapy, and manufacturing. A
dvanced a liver directed gene therapy platform with positive pre-IND feedback and multi-year safety data in dogs.

Signed multiple partnerships with leading animal health companies, including a large osteoarthritis deal with significant milestone and development funding potential and commercialization agreements in canine cardiology.

Secured tens of millions of dollars in equity and non-dilutive funding to support both animal and human programs.

UC San Diego

Entrepreneur In Residence

September 2021 - Present (4 years 7 months)

San Diego Metropolitan Area

Support faculty and founders in translating UC San Diego research into venture backed companies, with a focus on therapeutics and deep tech. Advise on fundraising, commercialization strategy, and early team formation.

Wyss Institute for Biologically Inspired Engineering

EIR

March 2016 - March 2018 (2 years 1 month)

Worked with George Church's lab and other investigators at the Wyss Institute to evaluate and launch new ventures in synthetic biology and gene therapy, including early work that became Rejuvenate Bio.

Voxel8

Co-Founder

December 2013 - March 2016 (2 years 4 months)

Boston, Massachusetts

Co-founded Voxel8, a Harvard and Wyss Institute spinout that pioneered multi-material 3D printing for functional electronics. Helped raise more than $14M from venture and strategic investors, led business development through product launch, and supported the company through acquisition by Kornit. Voxel8 was recognized by MIT Technology Review as one of the "50 Smartest Companies" and as a Top 9 innovation at CES.

Blavatnik Fellowship Harvard Business School

Fellow
August 2013 - September 2014 (1 year 2 months)
Boston

The Blavatnik Fellowship in Life Science Entrepreneurship Program provides Harvard Business School MBA alumni the opportunity to work with Harvard inventors to promote the commercialization of important life science-oriented technologies.

Alta Devices
Business Development Intern
May 2012 - August 2012 (4 months)
Santa Clara

Intelligent Mobility International
Founder and Executive Director
January 2007 - July 2011 (4 years 7 months)

Honeywell
Systems Engineer
September 2007 - March 2011 (3 years 7 months)

California Institute of Technology
Researcher
December 2006 - June 2007 (7 months)

Education

Harvard Business School
Master of Business Administration - MBA · (2011 - 2013)

Caltech
BS; BS, Mechanical Engineering; Business, Economics and Management · (2003 - 2007)